                                   FORM 11-K

(Mark One)
                         [X]  ANNUAL REPORT PURSUANT TO
             SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                      OR

                       [ ]  TRANSITION REPORT PURSUANT TO
            SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number - 000-22007

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Fort Bend Holding Corporation Employee Stock Ownership Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Southwest Bancorporation of Texas, Inc.
               4400 Post Oak Parkway
               Houston, Texas 77027

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                                TABLE OF CONTENTS

                                  -------------

                                                          Page(s)
                                                          -------
Independent Accountants' Report                              1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 1998 and 1997                2

  Statement of Changes in Net Assets Available
    for Benefits, for the years ended
    December 31, 1998, 1997 and 1996                        3-5

  Notes to Financial Statements                             6-12

Supplemental Schedule:

  Item 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1998              13

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Administrator of the
Fort Bend Holding Corporation
Employee Stock Ownership Plan:


We have audited the accompanying statement of net assets available for benefits of the Fort Bend Holding Corporation Employee Stock Ownership Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the years ended December 31, 1998 and 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Fort Bend Holding Corporation Employee Stock Ownership Plan as of December 31, 1997 were audited by other auditors whose report dated June 24, 1998 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Fort Bend Holding Corporation Employee Stock Ownership Plan as of December 31, 1998, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
June 25, 1999
                                           /s/ Ham, Langston & Brezina, L.L.P.

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1998 AND 1997

                                  --------------


ASSETS:                                                                                1998
                                                                ---------------------------------------------------
                                                                ALLOCATED           UNALLOCATED            TOTAL
                                                                ----------          -----------          ----------
Investments in Fort Bend Holding
  Corp. common stock, at fair
  value                                                         $2,889,554          $     -              $2,889,554

Cash and cash equivalents                                           72,671                -                  72,671

Accounts receivable-employer
  contributions                                                       -                 39,563               39,563
                                                                ----------          ----------           ----------
  Total assets                                                   2,962,225              39,563            3,001,788

LIABILITIES:

Loan payable                                                          -                 39,359               39,359
Other payable                                                         -                     97                   97
                                                                ----------          ----------           ----------
  Total liabilities                                                   -                 39,456               39,456
                                                                ----------          ----------           ----------
Net assets available for benefits                               $2,962,225          $      107           $2,962,332
                                                                ==========          ==========           ==========

ASSETS:                                                                                1997
                                                                ---------------------------------------------------
                                                                ALLOCATED           UNALLOCATED            TOTAL
                                                                ----------          -----------          ----------
Investments in Fort Bend Holding
  Corp. common stock, at fair
  value                                                         $2,128,477          $   454,792          $2,583,269

Cash and cash equivalents                                           31,529                   23              31,552
                                                                ----------          -----------          ----------
  Total assets                                                   2,160,006              454,815           2,614,821


LIABILITIES:

Loan payable                                                          -                 118,078             118,078
Other payable                                                         -                      97                  97
                                                                ----------          -----------          ----------
  Total liabilities                                                   -                 118,175             118,175
                                                                ----------          -----------          ----------

Net assets available for benefits                               $2,160,006          $   336,640          $2,496,646
                                                                ==========          ===========          ==========

                      The accompanying notes are an integral
                        part of these financial statements.

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                  FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31,
                               1998, 1997 AND 1996

                                  -------------

                                                                                       1998
                                                                ---------------------------------------------------
                                                                 ALLOCATED          UNALLOCATED             TOTAL
                                                                ----------          -----------          ----------
Investment income:
  Net unrealized appreciation in
    market value of investments                                $  267,037          $   57,503            $  324,540
  Interest                                                          2,317                 359                 2,676
  Dividends                                                        38,978               8,364                47,342
Employer contributions                                               -                117,418               117,418
Allocation of 20,910 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                                           512,295                -                  512,295
                                                               ----------          ----------            ----------
    Total additions                                               820,627             183,644             1,004,271
                                                               ----------          ----------            ----------

Interest expense                                                     -                  7,882                 7,882
Distributions to participants                                      18,408                -                   18,408
Allocation of 20,910 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                                              -                512,295               512,295
                                                               ----------          ----------            ----------
    Total deductions                                               18,408             520,177               538,585
                                                               ----------          ----------            ----------
    Net change in assets available
      for benefits                                                802,219            (336,533)              465,686
Net assets available for benefits,
  beginning of year                                             2,160,006             336,640             2,496,646
                                                               ----------          ----------            ----------
Net assets available for benefits,
  end of year                                                  $2,962,225          $      107            $2,962,332
                                                               ==========          ==========            ==========

                     The accompanying notes are an integral
                       part of these financial statements.

                                    Continued
                                       -3-

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                     BENEFITS, CONTINUED FOR THE YEARS ENDED
                        DECEMBER 31, 1998, 1997 AND 1996

                                  -------------

                                                                                       1997
                                                                ---------------------------------------------------
                                                                ALLOCATED           UNALLOCATED             TOTAL
                                                                ----------          -----------          ----------
Investment income:
  Net unrealized appreciation in
    market value of investments                                $  593,747          $  519,730            $1,113,477
  Interest                                                          1,004                 108                 1,112
  Dividends                                                        16,956               9,611                26,567
Employer contributions                                               -                195,768               195,768
Allocation of 34,528 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                                           750,944                -                  750,944
                                                               ----------          ----------            ----------
    Total additions                                             1,362,651             725,217             2,087,868
                                                               ----------          ----------            ----------
Interest expense                                                     -                 16,514                16,514
Distributions to participants                                      24,939                -                   24,939
Allocation of 34,528 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                                              -                750,944               750,944
                                                               ----------          ----------            ----------
    Total deductions                                               24,939             767,458               792,397
                                                               ----------          ----------            ----------
    Net change in assets available
      for benefits                                              1,337,712             (42,241)            1,295,471
Net assets available for benefits,
  beginning of year                                               822,294             378,881             1,201,175
                                                               ----------          ----------            ----------
Net assets available for benefits,
  end of year                                                  $2,160,006          $  336,640            $2,496,646
                                                               ==========          ==========            ==========

                     The accompanying notes are an integral
                       part of these financial statements.

                                    Continued
                                       -4-

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                     BENEFITS, CONTINUED FOR THE YEARS ENDED
                        DECEMBER 31, 1998, 1997 AND 1996

                                  -------------

                                                                                      1996
                                                                ---------------------------------------------------
                                                                ALLOCATED           UNALLOCATED             TOTAL
                                                                ----------          -----------          ----------
Investment income:
  Net unrealized appreciation in
    market value of investments                                $  159,509          $  248,049            $  407,558
  Interest                                                            493                   3                   496
  Dividends                                                         7,316               9,707                17,023
Employer contributions                                               -                102,757               102,757
Allocation of 18,058 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                                           223,468                -                  223,468
                                                               ----------          ----------            ----------
    Total additions                                               390,786             360,516               751,302
                                                               ----------          ----------            ----------

Interest expense                                                     -                 24,756                24,756
Distributions to participants                                       4,686                -                    4,686
Allocation of 18,058 shares of
  common stock of Fort Bend
  Holding Corporation, at market
  value                                                              -                223,468               223,468
                                                               ----------          ----------            ----------
    Total deductions                                                4,686             248,224               252,910
                                                               ----------          ----------            ----------
    Net change in assets available
      for benefits                                                386,100             112,292               498,392
Net assets available for benefits,
  beginning of year                                               436,194             266,589               702,783
                                                               ----------          ----------            ----------
Net assets available for benefits,
  end of year                                                  $  822,294          $  378,881            $1,201,175
                                                               ==========          ==========            ==========

                     The accompanying notes are an integral
                       part of these financial statements.

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                  -------------

1.     PLAN DESCRIPTION AND BASIS OF PRESENTATION

       The following description of the Fort Bend Holding Corporation (the "Company") Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Company established the Plan effective as of April 1, 1993. The Plan currently operates as a leveraged employee stock ownership plan ("ESOP") and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986 ("the Code"), as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA"). The Plan is administered by a four person committee appointed by the Company's Board of Directors. First Bankers Trust Company is the Plan's Trustee.

       The Plan purchased Company common shares using the proceeds of a bank borrowing (See Note 6) guaranteed by the Company, and hold the stock in a trust established under the Plan. As the Plan repays the bank borrowing, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

       ELIGIBILITY

       Employees of the Company and its subsidiaries are generally eligible to participate in the Plan as of January 1 or July 1 coincident with and following the completion of twelve consecutive months of service providing they worked at least 1,000 hours during such plan year. Participants who have not completed twelve consecutive months and at least 1,000 hours of service during such plan year or who are not employed on the last working day of a Plan year are generally not eligible for an allocation of Company shares for such year. Shares are allocated in proportion to participant's compensation and vest 100% after the participant has completed five years of service.

       A former participant in the Plan will again become eligible to participate immediately upon being rehired by the Company, provided the employee has not incurred a break as defined in the Plan document.


                                    Continued
                                       -6-

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  -------------

1.     PLAN DESCRIPTION AND BASIS OF PRESENTATION, CONTINUED

       FORFEITURES

       Forfeitures shall first be made available to reinstate previously forfeited account balances of participants. Remaining forfeitures shall be allocated among the participants' accounts in the same proportion that each participant's compensation bears to total compensation of all participants for the year. There were no forfeitures during the years ended December 31, 1998 and 1997.

       ALLOCATION

       The bank loan is collateralized by the unallocated shares of stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 1998 and 1997 present separately the assets and liabilities, and the changes therein pertaining to (a) stock allocated to participants (allocated), and (b) stock not yet allocated to participants (unallocated).

       DISTRIBUTIONS TO PARTICIPANTS

       No distributions from the Plan will be made until a participant retires, dies (in which case, payments shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company and its subsidiaries unless a participant attains the age of 70 1/2, at which time they may be subject to mandatory distributions under ERISA. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

       Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.


                                    Continued

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  -------------

1.     PLAN DESCRIPTION AND BASIS OF PRESENTATION, CONTINUED

       TERMINATION

       The Company reserves the right to terminate the Plan at any time, subject to Plan provisions and ERISA. Upon such termination of the Plan, each participant is immediately 100% vested. The trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Plan Administrator shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan. All previously unallocated shares will be allocated as prescribed by the Plan.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

       DISTRIBUTIONS TO PARTICIPANTS

       Distributions are recorded when made.


                                    Continued
                                       -8-

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  -------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The common shares of the Company are valued at market on December 31, 1998 and 1997. The Company's stock is publicly traded on the NASDAQ national market under the symbol "FBHC".

       Dividend income is recognized on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the market value of its investments which consist of the realized gains and the unrealized appreciation on those investments.

3.     RISKS AND UNCERTAINTIES

       CREDIT RISK

       The Plan invests solely in Company stock which is exposed to various risks, especially market risks. Due to the level of risk associated with the stock and the level of uncertainty related to changes in the value of the stock, it is at least reasonably possible that changes in risks in the near term would materially affect participants' accounts and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. In addition, due to the level of activity of trades of Company stock, it is at least reasonably possible that the market value of the stock as a whole would be different than the quoted price of the stock.

       IMPACT OF THE YEAR 2000 ISSUE

       The Year 2000 issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.


                                    Continued
                                       -9-

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  -------------

3.     RISKS AND UNCERTAINTIES, CONTINUED

       IMPACT OF THE YEAR 2000 ISSUE, CONTINUED

       In anticipation of the Year 2000 issue, both the Company and the Custodian implemented Year 2000 programs which included the performance of inventories of information technology and non- information technology systems, assessments of potential problem areas, testing of systems for Year 2000 readiness, and modification of systems that are not Year 2000 compliant.

       The Company and the Custodian believe all of their core systems are Year 2000 compliant.

       Although the Company and the Custodian expect to be ready to continue business activities without interruption by a Year 2000 problem, each recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties. Under a "worst case Year 2000 scenario", it may be necessary to temporarily interrupt normal plan activities. The Trustees do not believe that such circumstances would result in a material adverse impact on Plan operations. The Company and the Custodian have begun, but not yet completed, development of contingency plans to deal with the "most likely worst case Year 2000 scenario". The contingency plans are expected to be completed during the third quarter of 1999.

       The cost of becoming Year 2000 compliant is not expected to be significant and such cost will be borne by the Company and the Custodian.


4.     TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated March 1, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan continues to be qualified and the related trust continues to be tax-exempt.


                                    Continued

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  -------------

5.     ADMINISTRATION OF PLAN ASSETS

       The Plan's assets, which consist of Company common shares and cash and cash equivalents, are held by the Trustee of the Plan.

       Company contributions are held and managed by the Trustee which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payments of interest and principal on the loans, which is reimbursed to the Trustee through contributions as determined by the Company.

       Certain administrative functions are performed by officers or employees of the Company. Administrative expenses for the Trustee's fees are paid directly by the Company.


6.     INVESTMENTS

       The Plan's investments at December 31, are presented as follows:

                                                    1998                              1997
                                         ----------------------------      ---------------------------
                                         ALLOCATED        UNALLOCATED       ALLOCATED      UNALLOCATED
       Fort Bend Holding Corp.
         common shares:

         Number of shares                   117,941             -              97,861           20,910

         Cost                            $  589,705       $     -          $  489,305       $  104,550

         Market                          $2,889,554       $     -          $2,128,477       $  454,792

7.     LOAN PAYABLE

       In June 1993, the Plan entered into a $614,250 term loan agreement with a bank to purchase shares of common stock of the Company. The borrowing is guaranteed by the Company but does not represent a legally binding contribution commitment. The loan is collateralized by the unallocated shares held by the Plan and the lender has no rights against the allocated shares. The loan agreement provides for the loan to be repaid over seven years in semi-annual principal payments of $43,875 plus interest at a variable rate based on the lender's index rate. The loan interest rate for the year ended December 31, 1998 was 6.5%. Due to the Company's decision to prepay a portion of their loan before December 31, 1997, the next principal payment is not due until June 1999. Interest continues to be due semi-annually.


                                    Continued
                                      -11-

                          FORT BEND HOLDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  -------------

8.     EMPLOYER CONTRIBUTIONS

       The Plan is a noncontributory plan funded by discretionary employer contributions. The Company's contribution is approved by its board of directors and is not to exceed the maximum amount deductible under
       Section 404 of the Code.


9.     SUBSEQUENT EVENTS

       On April 1, 1999 the Plan was merged into the Southwest Bank of Texas 401(k) Savings Plan (the "Southwest Plan"). The transferred net assets have been recognized in the accounts of the Southwest Plan as of April 1, 1999, at their balances as previously carried in the accounts of the Plan. The total amount of net assets available for benefits transferred on April 1, 1999 was $2,970,247.

                              SUPPLEMENTAL SCHEDULE

                          FORT BEND H0LDING CORPORATION
                          EMPLOYEE STOCK OWNERSHIP PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                  -------------

EIN: 74-0629638

PN:  002

                                                        NUMBER OF                                 MARKET
DESCRIPTION OF INVESTMENT                                 SHARES            COST (1)             VALUE (2)
-------------------------                               ---------          ----------           ----------

Fort Bend Holding Corporation
 common stock                                             117,941          $  589,705           $2,889,554
                                                                           ==========           ==========




(1) Cost was determined based on historical cost.

(2) Market value was determined based on Fort Bend Holding Corporations's closing stock price of $24.50 at December 31, 1998.




                     The accompanying notes are an integral
                       part of these financial statements.

                                    SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 FORT BEND HOLDING CORPORATION EMPLOYEE
                                 STOCK OWNERSHIP PLAN


Date:  June 29, 1999             /s/  ANTHONY TORENTINOS
                                 -------------------------------------------
                                      Anthony Torentinos
                                      Plan Administrator

                                  INDEX TO EXHIBITS

 NO.                     EXHIBITS
----                     --------
23.1    Consent of Ham, Langston & Brezina, L.L.P.